RECEIVED
2004 SEP 16 A 11: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESSILOR

04036940

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

September 10, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

V. Gillet

Véronique Gillet
VP, Investor Relations

dlw 9/16

Encl.: Half year 2004 financial results

File N° 82-4944

ESSILOR

COMMUNIQUE DE PRESSE

1er semestre 2004

Croissance du résultat net : 11 %

La marge opérationnelle atteint 18 %

Charenton-le-Pont (9 septembre 2004) -- Le Conseil d'Administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les résultats du premier semestre de l'exercice 2004.

Millions d'€	**1er semestre 2004**	1er semestre 2003	Variation
Chiffre d'affaires	**1 134,5**	1 031,2	+ 10 %
Résultat d'exploitation	**203,7**	182,2	+ 11,8 %
Marge opérationnelle	***18,0 %***	*17,7 %*	--
Résultat courant	**187,1**	159,6	+ 17,2 %
Résultat net (part du groupe)	**114,2**	102,8	+ 11 %
Résultat net par action (en €)	**1,13**	1,02	+ 10,7 %

Une activité en progression de 13,8 % hors effet de change, qui résulte d'une forte croissance organique (+ 7,8 %) renforcée par une politique vigoureuse d'acquisitions.

Au 30 juin 2004, le chiffre d'affaires d'Essilor s'est établi à 1 134,5 millions d'euros. Les faits marquants du premier semestre sont :

- Une excellente activité dans toutes les régions : en base homogène, le chiffre d'affaires progresse de 5,5 % en Europe (malgré le recul attendu en Allemagne), 8,9 % en Amérique du Nord, 13,7 % en Asie/Océanie et 19,2 % en Amérique Latine.

- Une amélioration du mix produit liée à la croissance des ventes des verres à hauts indices, en polycarbonate, des verres progressifs, des verres antireflet et des verres photochromiques Transitions®.

- Le succès des nouveaux produits et, en particulier, de Crizal® Alizé™ et Varilux® Ellipse™.

- Un effet de périmètre (+ 6 %) qui représente principalement l'entrée en consolidation des sociétés achetées en 2003.

ESSILOR

- La poursuite du programme de croissance externe illustrée par l'entrée dans le groupe de LTL, un distributeur européen de verres finis situé en Italie, ainsi que de huit laboratoires de prescription aux Etats-Unis, au Canada et en Australie. Ces acquisitions apportent un chiffre d'affaires additionnel en base annuelle de 60 millions d'euros et ont représenté un investissement financier global de 45,2 millions d'euros.

Nouveau record pour la marge opérationnelle à 18 %
Le résultat opérationnel augmente de 11,8 % à 203,7 millions d'euros grâce à l'effet conjugué de la bonne tenue de l'activité, de la hausse du mix produit et du contrôle des dépenses d'exploitation.

La marge opérationnelle progresse pour la cinquième année consécutive et atteint le niveau record de 18 %.

Le résultat net par action augmente de 10,7 %
Le résultat financier est inchangé à -15,9 millions d'euros. Les charges hors exploitation ressortent à 0,8 million d'euros contre 6,7 millions l'an passé. En conséquence, le résultat courant s'accroît de 17,2 % à 187,1 millions d'euros.

Le résultat net part du groupe progresse de 11 % à 114,2 millions d'euros, soit une marge nette de 10,1 %, et le bénéfice net par action augmente de 10,7 % à 1,13 euro.

Amélioration de la situation financière
Dans un semestre en forte croissance et, malgré des investissements financiers (56,1 millions d'euros) et industriels (73 millions d'euros) importants, le ratio endettement net sur capitaux propres a diminué légèrement à 7 % contre 8 % à la fin de l'exercice 2003.

Perspectives
En termes d'activité, les marchés de l'optique restant bien orientés, la deuxième partie de l'année devrait se dérouler dans de bonnes conditions mais la base de comparaison sera plus difficile, la fin de l'exercice 2003 ayant connu une croissance exceptionnelle en Allemagne et en Amérique du Nord. Les acquisitions seront poursuivies dans toutes les zones géographiques. Au total, compte tenu des performances à mi-année, l'exercice 2004 devrait montrer une nouvelle progression des résultats d'Essilor.

Evolution du capital
Comme annoncé à la dernière Assemblée Générale et afin de compenser l'attribution de stock options, Essilor a procédé à l'annulation de 800 000 actions le 8 septembre 2004.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 173 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière
Tél. : 01 49 77 42 16
www.essilor.com

ESSILOR

PRESS RELEASE

First-Half 2004

Net Income Up 11%

Operating Margin Reaches 18%

Charenton-le-Pont, France (September 9, 2004) — The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced the financial results for the six months ended June 30, 2004.

€ millions	**June 30, 2004**	June 30, 2003	% change
Sales	**1,134.5**	1,031.2	10%
Operating income	**203.7**	182.2	11.8%
Operating margin	***18.0%***	*17.7%*	-
Pretax income after non-operating items	**187.1**	159.6	17.2%
Net income after minority interests	**114.2**	102.8	11%
Earnings per share (in €)	**1.13**	1.02	10.7%

Sales up 13.8%, excluding the currency effect, led by strong 7.8% organic growth and supported by an assertive acquisitions strategy.

Sales amounted to €1,134.5 million at June 30, 2004. First-half highlights included:

- An excellent performance in all regions. On a like-for-like basis, sales increased by 5.5% in Europe (despite the expected slowdown in Germany), 8.9% in North America, 13.7% in the Asia/Pacific region and 19.2% in Latin America.

- An improved product mix, thanks to growth in sales of high-index and polycarbonate lenses, progressive lenses, antireflective lenses and Transitions® photochromic lenses.

- The successful introduction of new products, in particular the Crizal® Alizé™ antireflective treatment and the Varilux® Ellipse™ small-frame progressive lenses.

- Changes in the scope of consolidation added 6% to sales growth. They mainly concerned the first-time consolidation of companies acquired in 2003.

- An ongoing program of acquisitions, which included LTL, a European distributor of finished lenses based in Italy, and eight prescription laboratories in the United States, Canada and Australia. These acquisitions, which represented a total financial investment of €45.2 million, will contribute additional full-year sales of €60 million.

Operating margin reaches new high of 18%
Operating income rose by 11.8% to €203.7 million on the combined effect of sustained sales, the enhanced product mix and the disciplined management of operating costs.

Operating margin improved for the fifth consecutive year to a record 18%.

Earnings per share up 10.7%
Net interest expense was unchanged at €15.9 million. Net non-operating expense totaled €0.8 million, compared with €6.7 million in the prior-year period. As a result, pretax income after non-operating items rose 17.2% to €187.1 million.

Net income after minority interests increased 11% to €114.2 million for a net margin of 10.1%, while earnings per share grew 10.7% to €1.13.

An improved balance sheet structure
In a first half shaped by strong growth, the net debt-to-equity ratio declined slightly to 7% from 8% at year-end 2003, despite substantial financial investments (€56.1 million) and capital expenditure (€73 million).

Outlook
Sales should continue to trend upwards in the second half, thanks to sustained demand for optical products, but prior-year comparatives will be unfavorable given the exceptional growth in Germany and North America in late 2003. The acquisitions strategy will be pursued in all regions. In all, based on first-half performance, the full year should see a further improvement in results.

Change in shareholders' equity
As announced at the last annual meeting, Essilor cancelled 800,000 shares on September 8, 2004, in order to offset the dilution from the exercise of stock options.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 173 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com